September 18, 2013

VIA EDGAR TRANSMISSION

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:	Grupo Aeroportuario del Pacífico, S.A.B. de C.V. Form 20-F for the Year Ended December 31, 2012 Filed April 15, 2013 File No. 001-32751

Dear Mr. Shenk:

By letter dated September 5, 2013, the staff of the Securities and Exchange Commission (the “Staff”) provided certain additional comments to the annual report on Form 20-F filed on April 15, 2013 (“2012 Form 20-F”) by the Pacific Airport Group (Grupo Aeroportuario del Pacífico, S.A.B. de C.V., or the “Company”) and to the Company’s response dated August 22, 2013 (the “August 22 Response”). We are submitting via EDGAR the Company’s response to the Staff’s comments.

For convenience, we have reproduced in italics below the Staff’s comments and have provided our response immediately below the comments. Amounts discussed in this letter are expressed in thousands of Mexican pesos, unless otherwise indicated.

Form 20-F for Fiscal Year Ended December 31, 2012

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 7. Trade accounts receivable, F-28

1.	Refer to your response to our prior comment 1. Please revise your disclosure to address the various points made in your response to enable investors to better understand the circumstances associated with accounts receivable for which you have established an allowance for doubtful accounts. For example, disclose the amount of the allowance that has been established for each prior year indicated in the response, the amount of such subject to litigation, the status of the litigation and why you believe it is appropriate to continue to carry the affected receivable balances.

Response:

Pursuant to the Staff’s request, the Company will, in its next filing on Form 20-F for the year ended December 31, 2013, revise its trade accounts receivable disclosures in its Consolidated Financial Statements to allow investors to better understand the circumstances associated with the accounts receivable for which the Company has established an allowance for doubtful

Av. Mariano Otero No. 1249 ala B piso 6

Condominio WTC Torre Pacífico

Guadalajara, Jalisco C.P. 44530

1/2

accounts in line with our response to the Staff’s prior comment 1.

2.	In the first paragraph under “Changes in Principal Airlines Operating at our Airports” on page 59, you disclose the balance pending from Grupo Mexicana at August 28, 2010 of Ps. 49.9 million. Based on your response, it appears the amount due from this entity for which an allowance has been established at December 31, 2012 is Ps. 82.1 million. Please revise your disclosure to disclose the total amount pending from Grupo Mexicana and its related entities at the date of the most recent balance sheet presented along with the associated amount of the allowance for doubtful accounts that has been established.

Response:

On August 28, 2010, the Company reserved Ps. 49.9 million for amounts owed by Grupo Mexicana. However, as disclosed in the August 22 Response, during 2010 we increased our allowance for doubtful accounts by Ps. 82.1 million. This total was comprised mainly of the amount reserved for Grupo Mexicana (60.8%), but also included amounts reserved in 2010 for other clients not related to Grupo Mexicana that experienced financial difficulties.

Pursuant to the Staff’s request, the Company will, in its next filing on Form 20-F for the year ended December 31, 2013, continue to revise its disclosure to reflect the total amount pending from Grupo Mexicana and its related entities at the date of the most recent balance sheet.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel, Jorge U. Juantorena at Cleary Gottlieb Steen & Hamilton LLP, at (212) 225-2758.

Sincerely yours,

/s/ Raúl Revuelta Musalem Raúl Revuelta Musalem Chief Financial Officer

cc:	Doug Jones Securities and Exchange Commission

Jorge U. Juantorena Cleary Gottlieb Steen & Hamilton LLP

Salvador Sánchez Barragán Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu Limited

Av. Mariano Otero No. 1249 ala B piso 6

Condominio WTC Torre Pacífico

Guadalajara, Jalisco C.P. 44530

2/2